UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (BOVESPA: OIBR3, OIBR4; NYSE: OIBR.C and OIBR) (“Oi” or the “Company”) informs its shareholders and the market in general that it has concluded the issuance of foreign currency denominated 5.625% Senior Notes due 2021 through its wholly-owned subsidiary Oi Brasil Holdings Coöperatief UA (“Oi Holanda”), in the aggregate principal amount of €600,000,000 (the “Notes”). Interest due on the Notes will accrue at a rate of 5.625% per annum and will be paid annually. The Notes are unconditionally and irrevocably guaranteed by the Company and will be listed on the Global Exchange Market of the Irish Stock Exchange (the “Issuance”).

The Company used or will use the proceeds from the Issuance to (i) repurchase a portion of the outstanding balance of each of the (a) 5.625% Notes due 2016 issued by Portugal Telecom International Finance B.V. (“PTIF”); (b) 4.375% Notes due 2017 issued by PTIF; (c) 5.242% Fixed Rate Notes due 2017 issued by PTIF; and (d) 5.125% Notes due 2017 issued by the Company (collectively, the “Old Notes”), and (ii) the remaining proceeds to pre-pay or refinance other Company debt.

The total amount repurchased of each of the Old Notes is described in the table below:

Old Notes	Amount Repurchased
5.625% Notes due 2016	€56,925,000
4.375% Notes due 2017	€115,877,000
5.242% Fixed Rate Notes due 2017	€0
5.125% Notes due 2017	€148,735,000

Total Amount Repurchased	€321,537,000

The Notes were not registered in the United States in accordance with U.S. securities laws and may not be offered or sold in the United States or to United States persons, except pursuant to a registration statement or an exemption from registration in accordance with U.S. law. There was neither an intention to register the offering of such notes nor a public offering thereof in the United States. Since the Notes were neither offered nor distributed in Brazil, no registration of the offering was made with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

This communication does not constitute an offer to sell the Notes or a solicitation to purchase the Notes. The Notes will not be sold in any state or jurisdiction in which an offer to sell the Notes would be prohibited according to the securities laws of such state or jurisdiction.

Rio de Janeiro, June 22, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães Title: Chief Financial Officer and Investor Relations Officer